Exhibit 99.1
 Nayax Q3 2024 Earnings Presentation  Nov 12, 2024

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.  The information in this presentation is provided for convenience only. It does not contain comprehensive information, but merely summary information in a condensed form. This presentation does not and is not intended to replace a careful inspection of the Company's Financial Statements and other public filings, as reported or will be reported to the Israeli Securities Authority and the Securities and Exchange Commission (the "Company's Reports"). In case of any inconsistencies between the information provided in this presentation and the Company's Reports, the latter will prevail. The information in this presentation is not a basis and should not be used as a basis for making any decisions in relation to the Company, including any decision to purchase securities of the Company. Any such decision should be based on the Company's Reports and following the receipt of appropriate professional advice. The information provided in this presentation is not, and should not be considered to be, a recommendation or an opinion of any kind in relation to an investment in the Company, whether legal, financial, tax, economic or otherwise. This presentation does not replace the need for a potential investor to collect and analyze further independent information for their due consideration. Every potential investor must obtain their own independent advice and guidance, in connection with a potential investment in the Company, including tax advice which takes into account the investor’s own tax position.  This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business targets and strategy, the success of trials and the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the expected commencement of production, sales and distribution of the Company’s products and technology, the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro International ("Retail Pro"), including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our “Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.  In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and the markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on the data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.  In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to net income (loss).    Unless noted otherwise, the financial information of the Company included in this presentation for Q4 2023 or any later period includes figures from Retail Pro. Unless noted otherwise, the financial information of the Company included in this presentation for the Q2 2024 or any later period includes figures from Roseman Engineering LTD ,Roseman Holdings (1985) LTD and Vmtecnologia LTDA.  The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as, finance expenses and Issuance and acquisition costs, used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS).   The Company does not confirm or undertake that the information appearing in this presentation is complete or accurate. The Company, its employees, officers and its shareholders will not be responsible for damages and/or losses which may arise as a result of the use of the information contained in this presentation. The Company is not responsible for any changes to the economic, financial or legal situation relating to the Company and its business. The Company does not undertake to update and/or change forecasts and/or evaluations included in the presentation in order that they will reflect events and/or circumstances which apply after the date of the presentation’s preparations. No persons have been authorized to make any representations regarding the information contained in this presentation, and if given or made, such representations should not be considered as authorized. The content of this presentation does not bind the Company or its managers and they have the right to change any item described in the presentation relating to the Company, at their sole discretion.  The Company and its licensors have proprietary rights to trademarks used in this Presentation. Solely for convenience, trademarks and trade names referred to in this Presentation may appear without the “®” or “™” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This Presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply, a relationship with, or an endorsement or sponsorship of the Company by any other party.

    Sagit Manor  CFO  Yair Nechmad   CEO & Co-Founder  Today’s Presenters

 Company Overview

 Company Overview  No. of Employees   1,100+  Payment Methods  80+  Currencies  50+  Global offices  11  Countries with devices  120+  Markets with distributors  80+

 Nayax (Nasdaq & TASE: NYAX) Q3-24 at a Glance  Managed & connected devices  1.23M  Sep. 2023: 874K ▲40%  End customers  91k  Sep. 2023: 60k ▲52%  Gross Margins  45.7%  Sep. 2023: 38.1%  Adj. EBITDA(1)  $11.1M  Sep. 2023: $3.5M ▲217%  Transactions value processed  $1.3B  Sep. 2023: 989M ▲32%  Revenue  $83M  Sep. 2023: $60M ▲38%  YOY Recurring Revenues  49%  Revenue churn (2)  2.8%  Dollar-basednet retention rate  130%  Scale  Financials  Growth  (1) Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   (2) Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.

 Retaining and Growing Customers  YoY Dollar-Based Net Retention Rate (1)  YoY Revenue Churn Rate (2)  Net retention rate based on SaaS revenue and payment processing fees  The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.

 Bringing a Global Solution to the Local Market  Low Customer Concentration  Global Revenue Diversification

 Vending  Office Coffee Service  Car Wash  Special Retail  Laundry  Micro Markets  Kiddie & Amusement Rides  Massage Chair  Family Entertainment Centers  Amusement  Hotels and Hospitality   Beauty Professionals  Food Truck  Cafeterias and Canteens  Food Events and Catering  Transportation  EV Charging  Parking  Forecourt   Fuel  9  Bringing Scaled Solutions to Large TAM

 Nayax Solves Multi-Dimensional Challenges Across the Ecosystem  10  Omni-Channel  Unattended  In-store  Mobile  Online  Consumers  Multiple Payment Methods:  Schemes, Global Acquirers, Alternative Payment Methods, Digital Wallets  Multiple Payment Currencies  Loyalty & Consumer Engagement  Back Office / Operations  Data Analytics / Management  Reporting  Accounting  Inventory  Analytics  Cash flow   management  Business trend  Retailers

 Cashless Payments  Global acceptance of local payment options  Driving Growth with One Complete Solution for all Retailers   11  Integrated POS  Multiple POS options   VPOS Touch  Nova Market  Actionable Management Platform  Manage everything for every retailers’ needs  Loyalty & Marketing  Loyalty out of the box  Finance  Financing, payout and banking capabilities  Multiple unattended retail verticals  Automated & Self Service   Complete electric vehicle charging &   payment solutions  Energy & Mobility  Robust solution for numerous retail verticals  Hospitality & Retail

 Recent Key Business Highlights  Smart cart integration with Cust2Mate  Nayax and A2Z Cust2Mate Solutions Corp. have announced a strategic partnership to integrate Nayax’s automated self-service mobile payment system with A2Z Cust2Mate’s cart platform for smart retail stores. This collaboration will enable customers to complete their shopping journey directly from their smart cart, eliminating the need for checkout lines, with a seamless “pick-and-go” experience.  Launch of Energy EV Kiosk  Nayax has launched the Nayax Energy EV Kiosk, a payment processing solution for electric vehicle (EV) charging stations. This kiosk allows drivers to have a seamless and fast payment experience while charging their vehicles using credit cards, debit cards, or mobile wallets without needing individual payment devices on each charger. It is part of Nayax Energy’s broader offerings for various locations, such as parking garages, gas stations, and shopping centers.  Strategically Partnered with Adyen Globally  This partnership introduces the world’s first global omnichannel payment service provider solution for EV charging, integrating Nayax’s payment and loyalty platform into Adyen’s international platform. Additionally, this global partnership enables Nayax to expand into new regions, such as Latin America and APAC, while reducing operational costs.

 Organic Growth Strategy for Sustained Long-term Profitable Growth  Continue   To Expand Internationally  Enter Emerging, High-Growth Verticals  Retain And Grow   With Existing Customers  Continue To   Innovate & Develop   New Solutions  Win New Large Enterprise and SMB Customers Globally  130% Dollar-Based Net Retention RateIn Q3 24  EV Charging Parking   Mass Transit   Geographic areas   of interest include LATAM and APAC  3rd Party Integrations  Age-verification  Deferred Online  Continued Execution on Strategic Growth Plan While Remaining Focused on Balancing Top Line Growth

 Inorganic Growth: Three Pillars of M&A  Adding key technologies to the platform to accelerate development in key strategic verticals   Focus on "tuck-in" M&As with synergistic technologies  Technological Upgrade   Leveraging Channels  Geographic Expansion  A focus on strategically leveraging channel  Acquires distributors and payment solution providers to bring the capabilities in-house  VendCheck  Accelerates entry into new markets

 Financial Overview

 Complete End-To-End Solution Locks in Customers to Secure Solid Recurring Revenue  “Customer Lock In”  VPOS Touch  All-in-one cashless card reader and telemetry device  Purchase fee per sold connected POS  Onyx  VPOS Media  Nova Market  Competitive Price to Attract Customers  1. Hardware  Recurring Revenue  2. SaaS  3. Processing Fee  72%   Recurring Revenue  2.75%   Payment   Take Rate(1)  130%   Dollar Based Net Retention Rate  SaaS management system for enhanced business optimization and customer satisfaction  Monthly subscription fee (SaaS) per connected POS  Global, localized cashless payment acceptance for maximized conversion   Full payment suite – EMV Payments, Prepaid System, Payments I API APMs |Licensed financial institution  Processing fee as % of transaction volume  (1) Fee charged per payment transaction.

 Strong Revenue Growth ($m)  Highlights  Q3 revenue grew 38% YoY  Benefited from faster growing recurring revenues, growth in sold units and contribution from our recent Vmtecnologia, Roseman and Retail Pro acquisitions.   Highlights  Q3 Recurring revenues grew 49% YoY  Continued strong growth in payment processing fees up 44% YoY; SaaS revenue grew 57% YoY, including contribution from our recent Vmtecnologia and Retail Pro acquisitions.   High Recurring Revenues ($m)  Our Business Model is Working  38%  CAGR 41%  49%  CAGR 46%

 Gross Profit ($m)  Highlights  Q3 gross profit grew 65% YoY  Significant reduction in processing costs and improvement in HW gross margin reflecting the positive impact of strategic efforts to enhance operational efficiencies and streamline our supply chain in recent quarters.  Highlights  Q3 recurring gross profit 59% YoY  Significant reduction in processing costs improving our overall recurring gross margin.    Recurring Gross Profit ($m)  Significant Improvements In Gross Margin  65%  CAGR 35%  40.4%  34.6%  37.5%  38.1%  45.7%  56.7%  51.5%  47.9%  46.9%  50.1%  59%  CAGR 34%

 R&D Expense ($m) (1)  Highlights  Q3 R&D grew 27% YoY   Primarily due to investment in talent acquisitions as well as additional costs related to our recent VMtecnologia and Roseman acquisitions.   Highlights  Q3 SG&A grew 48% YoY   Reflects investment in talent acquisition, customer base expansion, and higher go-to-market expenses as well as additional costs related to our recent VMtecnologia and Roseman acquisitions.   SG&A Expense ($m) (1)  Moderating Expenses & Higher Operating Efficiencies  27%  (1) Excluding share-based compensation and Amortization  48%  (1) Excluding share-based compensation and Amortization

 Adjusted EBITDA ($m) (1)  Highlights  Q3 Adj. EBITDA grew strongly 217% YoY   Positive $11.1 million in Q3 2024, a marked improvement of $7.6 million from Q3 2023. This impressive growth demonstrates our ability to drive profitable expansion while improving margins, managing costs, and strategically investing in growth opportunities.  217%  (1) Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Improved Profitability From Margins Expansion   And Higher Operating Efficiencies

 Number of Customers (thousands)  Q3 2024 reflects momentum in customer base expansion, with YoY growth of 52%, across all geographies  Significant increase in customer base with high net retention rate at 130% and low churn rate at 2.8%  Highlights  Reached another record number of nearly 1,230,000 managed and connected devices across all geographies  Grew by 40% YoY  Consistent Track Record Of Expanding Footprint  Number of Managed and Connected Devices (thousands)  Highlights  52%  CAGR 56%  40%  CAGR 42%

 Transaction value ($m)  Highlights  32% Growth in Q3 2024 YoY  Growth across all geographies driven by trends in consumer behavior and increased transactions processed   Highlights  29% Growth in Q3 2024 YoY  Growth across all geographies with strong customer expansion as well as shift in customer behavior toward cashless payments  Number of Transactions (millions)  Global Cashless Payment Trends Driving Transactions  32%  CAGR 60%  29%  CAGR 52%

 2024 Outlook(1)  Revenue expectations   Metric  FY 2024  Revenue growth YoY  Hardware margins  Adjusted EBITDA  (Expected to be at higher end of the range)  Free Cash Flow  $315m - $320m  35% at Mid-Point  Above 30%  $30m - $35m  Positive  Guidance Assumptions  Customer demand continues to be strong   Assumes no material changes in macroeconomic conditions  The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

 Mid-Term and Long-Term Outlook (1)  Mid-Term Outlook  Revenue Growth  Growth Drivers  Revenue Growth  Gross Margins  Adjusted EBITDA  Reaffirming mid-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.  Customer growth, market penetration, continued expansion of our integrated payments platform as well as our growth engines.  Reaffirming long-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.  Target of 50%. Main drivers: New strategic growth initiatives, more rental and leasing options, loyalty products, and embedded finance solutions.  Target of 30%  Looking ahead, we remain excited about our strong long-term growth drivers and the large market opportunities ahead of us.   Our durable business model is demonstrated by our diverse customers, verticals and geographies. With strong secular tailwinds and with our high net revenue retention rate, we believe we have a clear opportunity to drive revenue growth in the future.  Long-Term Outlook  The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  2025 Preliminary Outlook  Adjusted EBITDA  At least 15%

 Appendix

 Depreciation and Amortization ($m)  Highlights  Q3 D&A grew 84% YoY   Increase in Q3 2024 YoY primarily due to investment in automation as well as PPA amortization.  Highlights  49% Increase YOY in Q2 2024   Primarily due to an increase in capitalized development expenditure and VMtecnologia rental equipment  Capex ($m)  Higher Operating Efficiencies  84%  49%

 IFRS to Non-IFRS Reconciliation  Net Profit/Loss for the period  Quarter ended as of (U.S. dollars in thousands)  Other compensation arrangements provided to the shareholders of the acquiree in conjunction with a business combination   Share of loss of equity method investee is related to our 2021 investment in Tigapo  Finance expense, net  Income tax expense  Depreciation and amortization  EBITDA  Expenses in respect of share-based compensation  Expenses in respect of long-term employee benefits (1)  Share of loss of equity method investee (2)  ADJUSTED EBITDA  Sep 30, 2024  Sep 30, 2023  692  (3,094)  329  1,237  431  384  5,934  3,219  7,386   1,746  2,997  1,279  338  -  347  503  11,068  3,528

 Key Definitions  Devices that are operated by our customers.   Managed &   Connected  Customers that contributed to Nayax revenue in the last 12 months.  End Customers  SAAS revenue and payment processing fees.  Recurring Revenue  The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.  Revenue Churn  Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.   Existing Customer Expansion  Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment  Free Cash Flow  Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.  Dollar-based net retention rate  Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.  Constant Currency  Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.  Adjusted EBITDA

 Thank You!  IR Contact  Aaron Greenberg   Chief Strategy Officer  IR@nayax.com  Website  ir.nayax.com